OncoSec Medical Incorporated

24 North Main Street

Pennington, NJ 08534

(855) 622-6732

November 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-1/A
Filed November 29, 2022 File No. 333-268081
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), OncoSec Medical Incorporated, a Nevada corporation (the “Company”), respectfully requests that the effective date of the above-referenced Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-268081) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective at 9:00 am., Eastern Time, on Wednesday, November 30, 2022, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Christopher L. Tinen, Esq. of Procopio, Cory, Hargreaves & Savitch LLP at (858) 720-6320 as soon as the Registration Statement has been declared effective.

Very Truly Yours,

OncoSec Medical Incorporated

By:	/s/ Robert H. Arch
Name:	Robert H. Arch
Title:	President and Chief Executive Officer